                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -----------------------------

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)


                     Bright Horizons Family Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   109195 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)






                                Page 1 of 5 Pages

----------------------------               ------------------------------------
CUSIP NO. 109195 10 7             13G                         Page 2 of 5 Pages
----------------------------               ------------------------------------


------------  ------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Robert D. Lurie

------------  ------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                        (b)  [ ]

------------  ------------------------------------------------------------------
      3       SEC USE ONLY

------------  ------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------  ------------------------------------------------------------------
      NUMBER OF          5     SOLE VOTING POWER
       SHARES                           617,500
    BENEFICIALLY    ---------  -------------------------------------------------
      OWNED BY           6     SHARED VOTING POWER
        EACH                              1,651
      REPORTING
       PERSON       ---------  -------------------------------------------------
        WITH             7     SOLE DISPOSITIVE POWER
                                        617,500
                    ---------  -------------------------------------------------
                         8     SHARED DISPOSITIVE POWER
                                          1,651

------------  ------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       619,151

------------  ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                    (a) [ ]

------------  ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              5.2%
------------  ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                       IN
------------  -----------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------------------               ------------------------------------
CUSIP NO. 109195 10 7             13G                         Page 3 of 5 Pages
----------------------------               ------------------------------------


Item 1(a).       Name of Issuer:              Bright Horizons Family Solutions,
                                              Inc. ("BFAM")

Item 1(b).       Address of Issuer's          35 Sky Line Drive
                 Principal Executive          Morris Township, NJ 07960
                 Offices or, if None,
                 Residence

Item 2(a).       Name of Person Filing:       Robert D. Lurie

Item 2(b).       Address of Principal         209 Tenth Avenue South
                 Business Office:             Suite 300
                                              Nashville, Tennessee 37203

Item 2(c).       Organization/Citizenship:    United States citizen.

Item 2(d).       Title of Class               Common stock, $.01 par value
                 of Securities:               ("Common Stock")

Item 2(e).       CUSIP Number:                109195 10 7

Item 3.          Inapplicable.

Item 4.          Ownership.


                                                                                                               Shared
                   Total Shares           Percent           Sole             Shared             Sole            Power
                  of Common Stock           of             Voting            Voting           Power to           to
 Person         Beneficially Owned       Class(1)           Power             Power           Dispose          Dispose
---------            ----------            ----            -------           -----            -------           -----
Robert D.            619,151(2)            5.2%            617,500           1,651            617,500           1,651
Lurie

----------------

(1) Based on 11,552,000 shares of Common Stock outstanding as of December 31, 1998, plus 325,000 shares of Common Stock subject to options held by the reporting person, which are exercisable within 60 days of December 31, 1998.
(2) Includes 325,000 shares which the reporting person had the right to acquire within 60 days of December 31, 1998 upon exercise of options.

----------------------------               ------------------------------------
CUSIP NO. 109195 10 7             13G                         Page 4 of 5 Pages
----------------------------               ------------------------------------

Item 5.           Ownership of Five Percent or Less of a Class.

                           Inapplicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Inapplicable.

Item 8.           Identification and Classification of Members of the Group.

                           Inapplicable.

Item 9.           Notice of Dissolution of Group.

                           Inapplicable.

Item 10.          Certification.

                           Inapplicable.

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CUSIP NO. 109195 10 7             13G                         Page 5 of 5 Pages
----------------------------               ------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                    02/16/99
                                    --------
                                    Date


                                    /s/ Robert D. Lurie
                                    -----------------------------
                                    (Signature)


                                    Robert D. Lurie
                                    -----------------------------
                                    (Name/Title)